UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 000-50112

RepliCel Life Sciences Inc.
(Translation of registrant's name into English)

Suite 2020 – 401 West Georgia Street, Vancouver, British Columbia V6B 5A1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the Year Ended December 31, 2013

99.2	Management Discussion and Analysis for the Year Ended December 31, 2013

99.3	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate - CEO

99.4	Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RepliCel Life Sciences Inc.
(Registrant)

Date: March 18, 2014	By:	/s/ Gemma Fetterley
Gemma Fetterley

	Title:	VP Finance and Corporate Secretary